Filed Pursuant to Rule 433

Registration Nos. 333-257355 and 333-257355-01

Free Writing Prospectus, dated March 6, 2024

Synchrony Card Issuance Trust

Issuing Entity

Synchrony Card Funding, LLC Depositor	Synchrony Bank Sponsor

SynchronySeries Class A(2024-1) Asset Backed Notes

The depositor has prepared a preliminary prospectus dated March 6, 2024 which describes the SynchronySeries Class A(2024-1) notes (the “offered notes”) to be issued by the issuing entity.  You should review the prospectus in its entirety before deciding to purchase any of the offered notes.

Ratings

The depositor expects that the offered notes issued by the issuing entity will receive the indicated ratings, or higher ratings, from the nationally recognized statistical rating organizations listed below.

	Fitch Ratings, Inc. (“Fitch”)	S&P Global Ratings (“S&P”)
Class A(2024-1) notes	AAAsf	AAA (sf)

It is a condition to the issuance of the offered notes that the offered notes receive the ratings listed above.

You should consider carefully the risk factors described below, as well as the risk factors beginning on page 22 in the prospectus.

Joint Bookrunners

Wells Fargo Securities	Barclays	SOCIETE GENERALE

Co-Managers

[●]	[●]	[●]	[●]	[●]

The depositor has filed a registration statement (including a prospectus) (File No. 333-257355) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-800-645-3751.

Risk Factors

The ratings for the offered notes are limited in scope, may be lowered or withdrawn and do not consider the suitability of an investment in the securities for a particular investor. In addition, the offered notes may receive an unsolicited rating, which may have an adverse effect on the liquidity or the market price of the offered notes.

Security ratings are not a recommendation to purchase, hold or sell the offered notes, inasmuch as the rating does not comment as to market price or suitability for a particular investor. A rating of the offered notes addresses the likelihood of the timely payment of interest and the ultimate repayment of principal of the offered notes on the legal maturity date pursuant to their respective terms. There is no assurance that a rating will remain for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if in its judgment circumstances in the future so warrant. None of the depositor, the depositor’s affiliates, the sponsor or any of the sponsor’s affiliates will have any obligation to replace or supplement the credit enhancement, or to take any other action to maintain any ratings of the offered notes. A rating agency may revise or withdraw the ratings at any time in its sole discretion, including as a result of a failure by the sponsor to comply with its obligation to post information provided to the Hired Agencies (as defined below) on a website that is accessible by a rating agency that is not a Hired Agency. It is possible that a Hired Agency could revise its models and ratings methodology (including its ratings or outlooks with respect to the various transaction parties) at any time and, following the closing date, downgrade its ratings on the offered notes that were not subject to such revised models or ratings methodology as part of the ratings process.

Fitch and S&P (the “Hired Agencies”) have been hired by the sponsor to provide their ratings on the offered notes. We note that a Hired Agency may have a conflict of interest where, as is the case with the ratings of the offered notes by the Hired Agencies, the sponsor or the issuer of a security pays the fee charged by the rating agency for its rating services.

It is possible that other rating agencies not hired by the sponsor may provide an unsolicited rating that differs from (or is lower than) a rating provided by the Hired Agencies. As of the date of this free writing prospectus, we are not aware of the existence of any unsolicited rating provided (or to be provided at a future time) by any rating agency not hired to rate the transaction. However, there can be no assurance that an unsolicited rating will not be issued prior to or after the closing date, and none of the sponsor, the depositor nor any underwriter is obligated to inform investors (or potential investors) in the offered notes if an unsolicited rating is issued. Consequently, if you intend to purchase the offered notes, you should monitor whether an unsolicited rating of the offered notes has been issued by a non-hired rating agency and should consult with your financial and legal advisors regarding the impact of an unsolicited rating on a class of offered notes. If any non-hired rating agency provides an unsolicited rating that differs from (or is lower than) a rating provided by the Hired Agencies, the liquidity or the market value of your offered note may be adversely affected.